Exhibit 99.1

Baozun Announces Second Quarter 2020 Unaudited Financial Results

SHANGHAI, CHINA – August 21, 2020 – Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Financial Highlights

●	Total net revenues were RMB2,152.1 million (US$[1]304.6 million), an increase of 26.3% year-over-year. Services revenue was RMB1,224.3 million (US$173.3 million), an increase of 43.2% year-over-year.

●	Income from operations was RMB160.6 million (US$22.7 million), an increase of 87.2% year-over-year. Operating margin was 7.5%, compared with 5.0% in the same quarter of last year.

●	Non-GAAP income from operations[2] was RMB187.1 million (US$26.5 million), an increase of 81.4% year-over-year. Non-GAAP operating margin was 8.7%, compared with 6.1% in the same quarter of last year.

●	Net income attributable to ordinary shareholders of Baozun Inc. was RMB119.8 million (US$17.0 million), an increase of 78.6% year-over-year.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[3] was RMB146.0 million (US$20.7 million), an increase of 73.4% year-over-year.

●	Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per American Depository Share (“ADS[4]”) were RMB2.04 (US$0.29) and RMB2.00 (US$0.28), respectively, compared with RMB1.16 and RMB1.13, respectively, for the same period of 2019.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[5] were RMB2.48 (US$0.35) and RMB2.43 (US$0.34), respectively, compared with RMB1.45 and RMB1.41, respectively, for the same period of 2019.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

Second Quarter 2020 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[6] was RMB12,757.8 million, an increase of 31.2% year-over-year.

●	Distribution GMV[7] was RMB1,037.6 million, an increase of 9.1% year-over-year.

●	Non-distribution GMV[8] was RMB11,720.2 million, an increase of 33.6% year-over-year.

●	Number of brand partners increased to 250 as of June 30, 2020, from 212 as of June 30, 2019.

●	Number of GMV brand partners increased to 241 as of June 30, 2020, from 202 as of June 30, 2019.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “Strong recovery in e-commerce, our unique value proposition to brand partners and the tenacity of our team underpinned a solid set of results in the second quarter of 2020, with strong top line growth and remarkably improved profitability. COVID-19, while an impediment to growth for many companies, created an opportunity for us to empower our brand partners as they bolstered their online go-to-market strategies and integrated omni-channel initiatives. Over the past three years, we have centralized and continuously strengthened our technology footprint around cloud infrastructure and AI technology in our integrated digital operating platform to drive efficiency and enhance intelligence for our brand partners. We believe digitalization and innovation will continue to be key components of our strategy that will strengthen our competitive moat and drive our long-term sustainable growth.”

Mr. Robin Lu, Chief Financial Officer of Baozun, commented, “In the past few quarters, while we have continued to push through various cost control initiatives, we have stepped up our efforts to optimize category mix, accelerate new brands engagement, and enhance operating leverage and synergies through digitization and innovation. All these initiatives have contributed to a remarkable margin expansion, with non-GAAP operating profit growing by over 81% year-over-year, a solid milestone in delivering on our high-quality growth strategy. Looking into the third quarter, despite the pandemic, we will continue to forge ahead with our optimization of category mix and high-quality growth strategy. While we are experiencing stronger seasonality and continued macro uncertainties, we anticipate that GMV for the third quarter of 2020 will grow by at least 15% year-over-year. We are very confident we will deliver strong year-over-year growth in our non-GAAP operating profits in the third quarter of 2020.”

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Second Quarter 2020 Financial Results

Total net revenues were RMB2,152.1 million (US$304.6 million), an increase of 26.3% from RMB1,704.2 million in the same quarter of last year.

Product sales revenue was RMB927.8 million (US$131.3 million), an increase of 9.3% from RMB849.1 million in the same quarter of last year. The increase was primarily attributable to the acquisition of new brand partners and the increased popularity of brand partners’ products, partially offset by slower growth in personal-care products in appliances category.

Services revenue was RMB1,224.3 million (US$173.3 million), an increase of 43.2% from RMB855.1 million in the same quarter of last year. The increase was primarily attributable to the rapid growth of the Company’s consignment model and service fee model.

Total operating expenses were RMB1,991.4 million (US$281.9 million), compared with RMB1,618.4 million in the same quarter of last year.

●	Cost of products was RMB775.8 million (US$109.8 million), compared with RMB679.2 million in the same quarter of last year. The increase was primarily due to higher costs associated with an increase in product sales revenue.

●	Fulfillment expenses were RMB575.3 million (US$81.4 million), compared with RMB391.9 million in the same quarter of last year. The increase was primarily due to a rise in GMV contribution from the Company’s distribution and consignment model, and an increase in warehouse rental expenses associated with expanded warehouse capacity to address additional growth opportunities, both of which were partially offset by efficiency improvements.

●	Sales and marketing expenses were RMB522.0 million (US$73.9 million), compared with RMB413.2 million in the same quarter of last year. The increase was in line with GMV growth and an increase in digital marketing services, which was partially offset by efficiency improvements.

●	Technology and content expenses were flat at RMB102.3 million (US$14.5 million) compared the same quarter of last year, which was mainly attributable to the Company’s cost control initiatives and efficiency improvements.

●	General and administrative expenses were RMB53.9 million (US$7.6 million), compared with RMB51.7 million in the same quarter of last year. The increase was primarily due to a rise in administrative, corporate strategy, and business planning staff, which were partially offset by cost control initiatives.

Income from operations was RMB160.6 million (US$22.7 million), an increase of 87.2% compared with RMB85.8 million in the same quarter of last year. Operating margin was 7.5%, compared with 5.0% in the same quarter of last year.

Non-GAAP income from operations was RMB187.1 million (US$26.5 million), an increase of 81.4% compared with RMB103.1 million in the same quarter of last year. Non-GAAP operating margin was 8.7%, compared with 6.1% in the same quarter of last year.

Net income attributable to ordinary shareholders of Baozun Inc. was RMB119.8 million (US$17.0 million), an increase of 78.6% from the same quarter of last year. Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB2.04 (US$0.29) and RMB2.00 (US$0.28), respectively, compared with RMB1.16 and RMB1.13, respectively, in the same period of 2019.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB146.0 million (US$20.7 million), an increase of 73.4% from the same quarter of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB2.48 (US$0.35) and RMB2.43 (US$0.34), respectively, compared with RMB1.45 and RMB1.41, respectively, in the same period of 2019.

As of June 30, 2020, the Company had RMB2,330.8 million (US$329.9 million) in cash, cash equivalents and short-term investments, an increase from RMB1,988.5 million as of December 31, 2019.

Business Outlook

Based on current market and operational conditions and assuming that the macroeconomic environment does not deteriorate further, the Company expects total net revenues to be between RMB1,750 million and RMB1,800 million for the third quarter of 2020, which represents a year-over-year growth rate of 16% to 20%. The above forecast reflects the Company’s current and preliminary view, which is subject to substantial macro uncertainty related to the global COVID-19 pandemic.

Conference Call

The Company will host a conference call to discuss the earnings at 7:00 a.m. Eastern Time on Friday, August 21, 2020 (7:00 p.m. Beijing time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/3999806. Once preregistration has been complete, participants will receive dial-in numbers, the passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 09:59 p.m. Beijing Time, August 29, 2020.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-8199-0299
U.S. Toll Free	+1-855-452-5696
Passcode:	3999806#

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. For example, quotations from management in this announcement and the Company’s statement about its expectations for Company performance in the third quarter of 2020 is a forward-looking statement and is inherently uncertain. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the impact of the COVID-19 pandemic on business and economic conditions in China and globally, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Andrew McLeod

Phone: +852-2232-3941

E-mail: baozun@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of
	December 31, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,144,451	1,606,390	227,370
Restricted cash	382,359	159,910	22,634
Short-term investments	844,040	724,370	102,528
Accounts receivable, net	1,800,896	1,548,649	219,197
Inventories, net	896,818	912,175	129,110
Advances to suppliers	214,771	193,558	27,396
Prepayments and other current assets	387,713	377,958	53,496
Amounts due from related parties	19,323	30,532	4,322
Total current assets	5,690,371	5,553,542	786,053
Non-current assets
Long-term time deposits	209,495	212,030	30,011
Investments in equity investees	37,373	56,114	7,942
Property and equipment, net	415,648	417,219	59,054
Intangible assets, net	151,041	141,741	20,062
Land use right, net	42,567	42,054	5,952
Operating lease right-of-use assets	440,593	367,470	52,012
Goodwill	13,574	13,574	1,921
Other non-current assets	41,461	39,124	5,538
Deferred tax assets	54,477	55,489	7,854
Total non-current assets	1,406,229	1,344,815	190,346

Total assets	7,096,600	6,898,357	976,399

Baozun Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	As of
	December 31, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	428,490	183,480	25,970
Accounts payable	877,093	413,151	58,478
Notes payable	210,693	468,985	66,381
Income tax payables	81,966	36,804	5,209
Accrued expenses and other current liabilities	581,122	744,674	105,401
Amounts due to related parties	6,796	5,801	821
Current operating lease liabilities	137,855	118,689	16,799
Total current liabilities	2,324,015	1,971,584	279,059

Non-current liabilities
Long-term loan	1,859,896	1,895,148	268,241
Deferred tax liability	2,929	2,734	387
Long-term operating lease liabilities	309,989	257,931	36,508
Total non-current liabilities	2,172,814	2,155,813	305,136

Total liabilities	4,496,829	4,127,397	584,195

Redeemable non-controlling interests	9,254	9,185	1,300

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 174,918,929 and 175,977,846 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	107	107	15
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	8	8	1
Additional paid-in capital	2,014,227	2,063,997	292,140
Retained earnings	526,009	648,019	91,721
Accumulated other comprehensive income	28,380	27,071	3,832

Total Baozun Inc. shareholders' equity	2,568,731	2,739,202	387,709

Non-controlling interests	21,786	22,573	3,195

Total equity	2,590,517	2,761,775	390,904

Total liabilities, redeemable non-controlling interests and equity	7,096,600	6,898,357	976,399

Baozun Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except for share and per share data and per ADS data)

	For the three months ended June 30,
	2019	2020
	RMB	RMB	US$

Net revenues
Product sales	849,153	927,799	131,321
Services	855,057	1,224,267	173,284
Total net revenues	1,704,210	2,152,066	304,605

Operating expenses (1)
Cost of products	(679,232)	(775,783)	(109,805)
Fulfillment	(391,943)	(575,323)	(81,432)
Sales and marketing (2)	(413,153)	(521,969)	(73,880)
Technology and content	(102,297)	(102,258)	(14,474)
General and administrative	(51,657)	(53,892)	(7,628)
Other operating income, net	19,868	37,802	5,351
Total operating expenses	(1,618,414)	(1,991,423)	(281,868)
Income from operations	85,796	160,643	22,737
Other income (expenses)
Interest income	13,049	9,090	1,287
Interest expense	(16,415)	(18,112)	(2,564)
Exchange gain (loss)	(3,922)	274	39
Income before income tax and share of income (loss) in equity method investment	78,508	151,895	21,499
Income tax expense (3)	(12,317)	(29,107)	(4,120)
Share of income (loss) in equity method investment, net of tax of nil	483	(1,719)	(243)
Net income	66,674	121,069	17,136

Net (income) loss attributable to non-controlling interests	388	(653)	(93)
Net income attributable to redeemable non-controlling interests	-	(645)	(91)
Net income attributable to ordinary shareholders of Baozun Inc.	67,062	119,771	16,952

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.39	0.68	0.10
Diluted	0.38	0.67	0.09
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	1.16	2.04	0.29
Diluted	1.13	2.00	0.28
Weighted average shares used in calculating net income per ordinary share
Basic	173,775,288	176,473,910	176,473,910
Diluted	178,830,949	179,857,079	179,857,079

Net income	66,674	121,069	17,136
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	2,790	1,899	269
Comprehensive income	69,464	122,968	17,405

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), which requires all entities to disclose their current estimate of all expected credit losses. We adopted this ASU on January 1, 2020 using the modified retrospective transition method and no material adjustment to the opening balance of retained earnings of 2020 was necessary. The adoption of this new ASU has no material impact on our consolidated financial position and results of operations.

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended June 30,
	2019	2020
	RMB	RMB	US$

Fulfillment	2,154	2,681	379
Sales and marketing	5,050	9,074	1,285
Technology and content	2,748	4,412	624
General and administrative	7,008	9,893	1,400
	16,960	26,060	3,688

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB0.4 million for both the three months period ended June 30, 2019 and 2020.

(3) Including income tax benefits of RMB0.1 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for both the three months period ended June 30, 2019 and 2020.

Baozun Inc.
Reconciliations of GAAP and Non-GAAP Results
(in thousands, except for share and per ADS data)

	For the three months ended June 30,
	2019	2020
	RMB	RMB	US$

Income from operations	85,796	160,643	22,737
Add: Share-based compensation expenses	16,960	26,060	3,688
Amortization of intangible assets resulting from business acquisition	391	391	55
Non-GAAP income from operations	103,147	187,094	26,480

Net Income	66,674	121,069	17,136
Add: Share-based compensation expenses	16,960	26,060	3,688
Amortization of intangible assets resulting from business acquisition	391	391	55
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(98)	(98)	(14)
Non-GAAP net income	83,927	147,422	20,865

Net income attributable to ordinary shareholders of Baozun Inc.	67,062	119,771	16,952
Add: Share-based compensation expenses	16,960	26,060	3,688
Amortization of intangible assets resulting from business acquisition	199	199	28
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(50)	(50)	(7)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	84,171	145,980	20,661

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	1.45	2.48	0.35
Diluted	1.41	2.43	0.34
Weighted average shares used in calculating net income per ordinary share
Basic	173,775,288	176,473,910	176,473,910
Diluted	178,830,949	179,857,079	179,857,079